DogInn Inc.
1380 Lougar Ave.
Sarnia, Ontario N7S 5N7

July 7, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:           DogInn Inc.
Registration Statement on Form S-1
File No. 333-173438

Dear Mr. Houseal,

We have filed an amendment to the S-1 which was originally filed April 11, 2011. We have included an additional risk factor and an updated legality opinion.

Yours truly,

/s/ Thomas Bartlett

Thomas Bartlett
President